Barry Pershkow Partner	1717 Rhode Island Avenue NW Washington, DC 20036-3026 T 202.478.6492 pershkow@chapman.com

July 8, 2020

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	VS Trust Amendment No. 2 to Draft Registration Statement on Form S-1; Submitted May 21, 2020; CIK No. 0001793497 (the “Draft Registration Statement”)

Dear Staff of the Division of Corporation Finance:

We are writing in response to your letter dated June 16, 2020 providing comments with respect to the above-referenced Draft Registration Statement. Our responses to your comments are set forth herein and Amendment No. 3 to the Draft Registration Statement accompanies this response letter and is being filed on EDGAR on the same date this response letter is being filed EDGAR. Unless otherwise defined herein, terms used in this response letter shall have the same meanings ascribed to them in the

Comment 1: Refer to your response to comment 1. Please disclose the initial price per share on the cover page. To the extent the initial price is not yet known, please add a placeholder for such information.

Response 1: An initial price of $25.00 per share has been disclosed on the cover page.

Comment 2: Please place this risk factor in context by discussing in greater detail recent market turbulence, its influence on the performance of the Index, and the extent to which turbulence and subsequent measures taken to stabilize markets and economies could adversely affect the value of the Fund’s investments.

Response 2: The following text has been added to the “Special Note Regarding Recent Market Events” risk: Recent market volatility, particularly from January 2020 through May 2020, that is seemingly the result of the negative impacts of COVID-19 on global and domestic markets and the response thereto by governments and their central banks, has acutely affected the performance of the Index over those periods. The following chart shows the performance of the Index from the first full month after the date of inception on November 22, 2019 through the end of June 2020.

SHORTVOL Index
Nov. 2019*	---
Dec. 2019	5.79%
Jan. 2020	-9.91%
Feb. 2020	-38.62%
Mar. 2020	-68.18%
Apr. 2020	13.74%
May 2020	6.82%
June 2020	-15.53%

* Index inception on November 22, 2019.

Comment 3: This risk factor appears to address two distinct types of risks. Please revise to add a separately captioned liquidation risk factor and include a discussion of the risk of liquidation shortly after the Fund has suffered sudden and substantial losses as a result of volatile markets.

Response 3: These risks have been separate and a new risk entitled “The Fund may be liquidated at any time, including a time that is disadvantageous to shareholders” has been added.

Comment 4: Please update this risk factor to discuss and quantify how the Index and the Fund would have performed during the recent market volatility in 2020. Please discuss the specific risks associated with an investment in the Fund during such a market, including the possibility of substantial investment losses and liquidation of the Fund after such an event. Please also address specifically the impact of the market volatility in 2018 on products that tracked the index you reference, including the liquidation of the largest inverse VIX exchange-traded product at the time.

Response 4: The requested change has been made. However, the Registrant has not added a discussion regarding, or a quantification of, how the Index would have performed prior to its inception date of November 22, 2019 or how the Fund would have performed during recent market volatility in 2020 because the inclusion of such a discussion and back-tested performance information is potentially misleading and not appropriate, particularly for retail investors.

Comment 5: Please discuss the concentration risk associated with investing all or substantially all of your assets in short positions in first- and second-month VIX futures contracts as compared to a portfolio that includes a broader set of months.

Response 5: The requested change has been made. The following text has been added to the Fund’s Concentration risk:

“The Fund will typically concentrate its investments in first- and second-month VIX futures contracts. Investors should be aware that other volatility investments may be more diversified both in terms of the number and variety of instruments included and of the volatility exposure offered.

Concentration exclusively in first- and second-month futures contracts may result in a greater degree of volatility and adverse performance of the Fund under specific market conditions and over time. Concentration in fewer futures contracts as opposed to exposure to a broader set of futures contracts may increase the risk of the Fund’s trading activity affecting such futures contracts and this may adversely affect the performance of the Fund.

For example, such concentration may cause the daily rolling or rebalancing of the Fund’s portfolio to adversely impact the market price of its concentrated portfolio of futures contracts and in turn the level of the Index and the performance of the Fund.”

Comment 6: Refer to the second and fourth paragraphs of this section. Please update as of the most recent practicable date the performance of the Index and the performance of the Index relative to the VIX Index and the Index the Fund tracks. Also present this information as of intervening dates so as to provide context for how recent market turbulence would have affected the performance of the product.

Response 6: The requested change has been made. The following text has been added:

The Index inception date was November 22, 2019. Its ticker symbol is: SHORTVOL. The monthly performance of the Index since inception, as well as the performance of the VIX Index has been as follows:

	SHORTVOL Index	VIX Index
Nov. 2019*	---	---
Dec. 2019	5.79%	9.19%
Jan. 2020	-9.91%	36.72%
Feb. 2020	-38.62%	112.90%
Mar. 2020	-68.18%	33.48%
Apr. 2020	13.74%	-36.22%
May 2020	6.82%	-19.44%
June 2020	-15.53%	10.61%

* Performance since Index inception on November 22, 2019.

Comment 7: Refer to your response to comment 3. Please provide an illustrative example quantifying the relative mix of first- and second-month VIX futures contracts on a particular day in order to achieve a weighted average time to maturity of approximately one month consistent with the Index. Please also discuss here how the daily roll will operate in order to maintain a constant weighted average time to maturity.

Response 7: The requested change has been made. The following text has been added:

Index Performance Example

The Fund tracks the Index which measures the daily inverse performance of a portfolio of first- and second-month VIX futures contracts. This portfolio of futures contracts is rolled each day to maintain a consistent time to maturity of approximately one month. On any Business Day the Fund’s portfolio comprises a number of short first-month VIX futures contracts and a number of short second-month VIX futures contracts. The fraction of the Fund’s portfolio rolled each Business Day is proportional to the number of first-month futures contracts held and inversely proportional to the number of days in the Roll Period - as described in more detail under the section entitled The Short VIX Futures Index.

For example, on January 2, 2020 the Fund’s portfolio would have comprised, on a notional basis, of a short position in the first-month VIX futures contract expiring on January 22, 2020 equal to 59.1% of the Fund’s AUM, and a short position in the second-month VIX futures contract expiring on February 19, 2020 equal to 40.9%.

To illustrate this example in VIX futures contracts, supposing the first-month VIX futures contract was priced at 14.82 and the second-month at 16.79, the Fund’s portfolio with a hypothetical AUM of $10m would consist of short 399 January futures - calculated as (10,000,000 * 59.1%)/(14.82 * 1,000), and short 244 February futures - calculated as (10,000,000 * 40.9%)/(16.79 * 1,000).

Between 3:45pm ET and 4:00pm ET (the TWAP period) a fraction of the January expiring short VIX futures contracts would be rolled to the February expiring contracts, resulting in a portfolio the next day comprised of 54.5% first-month VIX futures contracts expiring in January and 45.5% second-month VIX futures contracts expiring in February.

This daily rolling would continue each Business Day until the day before the January futures expiry - January 21, 2020 – when between 3:45pm ET and 4:00pm ET all remaining January VIX futures contracts would have been rolled to the February expiry.

On the day of the January expiry - January 22, 2020 - the Roll Period began again, with the futures expiring in February 19, 2020 becoming the new first-month contract, and the next monthly VIX futures expiring on March 18, 2020 becoming the new second-month contract.

By rolling the Fund’s portfolio from the first to the second nearest month VIX futures contracts in daily fractional amounts, the Fund seeks to maintain a constant weighted average time to maturity of approximately one month.

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow

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